Adam Scaramella

Vice President and Corporate Counsel

Law Department – Prudential Retirement

The Prudential Insurance Company of America

200 Wood Avenue South

Iselin, NJ 08830

Tel 732 482-6897 Fax 732 482-8022

adam.scaramella@prudential.com

May 4, 2010

Sally Samuel, Esquire

Senior Counsel, Office of Insurance Products

Securities and Exchange Commission

100 F Street, NE

Washington DC 20549-4644

RE:	PRIAC Variable Contract Account A

Pre-Effective Amendment No. 3 to Form N-4 Registration Statement

File Nos. 333-162553 and 811-21988

Dear Ms. Samuel:

This submission responds to your comments discussed during our telephone conversation of today concerning the above-referenced Form N-4 Registration Statement. Pursuant to our discussion, we have 1) removed all disclosure directing readers to documents outside the security; 2) removed disclosure respecting the AST Money Market Portfolio from the tables titled “Underlying Mutual Fund Portfolio Annual Expenses” and “Variable Investment Objectives/Policies” and as applicable throughout the Registration Statement; and 3) revised the disclosure in the section titled “Substitution” as discussed.

We include herewith a copy of the Registration Statement, marked to show the changes we propose in response to your comments. This letter and the blacklined draft have been filed as correspondence on EDGAR as a Pre-effective Amendment No. 3 of the above referenced Form N-4 Registration Statement.

We previously submitted a Request for Acceleration on behalf the Registrant and Principal Underwriter, which reflects Tandy Representations, wherein we requested that the SEC declare the Registration Statement effective as of May 5, 2010.

We appreciate your attention to this filing. Should you have any questions regarding this submission, please feel free to contact me at 732-482-6897.

Very truly yours,

/s/ Adam Scaramella

Adam Scaramella